Exhibit 99.1(o)

MUTUAL OF AMERICA INVESTMENT CORPORATION

ARTICLES SUPPLEMENTARY TO THE CHARTER

Mutual of America Investment Corporation, a Maryland corporation and a registered open-end investment company under the Investment Company Act of 1940 (the Corporation), with its principal office c/o Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Prior to the date hereof, the total number of shares of capital stock of all classes that the Corporation had authority to issue was three billion five hundred million (3,500,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of thirty-five million dollars ($35,000,000).

SECOND: Pursuant to the authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles of Incorporation of the Corporation (“Articles”), the authorized shares allocated to the following classes of shares of the Corporation are increased as follows:

	Current		Total
Fund	Allocation	Increase	Shares Allocated
Mid Cap Value Fund	20,000,000	80,000,000	100,000,000

In the case of the increased allocation listed above, the source of the shares which are added to the class is the current pool of authorized and unallocated shares. Allocations for all other classes of shares not included in the foregoing list remain unchanged. The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are the same as for shares previously allocated to the other classes of shares issued by the Corporation prior to the date hereof. This increase in the total number of authorized shares of capital stock allocated to the Mid Cap Value Fund has been approved by the Board of Directors under Section 2-105(c) of the Corporations and Associations Articles of the Maryland Code.

IN WITNESS WHEREOF, pursuant to authority granted by the Board of Directors, the Executive Vice President, Chief Financial Officer and Treasurer of the Corporation has signed these Articles Supplementary in the Corporation’s name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of his knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Date: April 12, 2006	MUTUAL OF AMERICA
INVESTMENT CORPORATION

Attest:

/s/ Thomas L. Martin	/s/ John R. Greed
Thomas L. Martin	John R. Greed
Secretary	Executive Vice President, Chief Financial
(seal)	Officer and Treasurer